FOR IMMEDIATE RELEASE	TSX:SLW
July 14, 2005	AMEX:SLW

Silver Wheaton to Release Second Quarter Results July 26, 2005

Vancouver, British Columbia – Silver Wheaton Corp. (TSX,AMEX:SLW) will release 2005 second quarter results on Tuesday, July 26, 2005 after market close.

A conference call will be held Wednesday, July 27, 2005 at 11:00 am (ET) to discuss these results. You may join the call by dialing toll free 1-888-789-0150 or (416) 695-5261 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-888-509-0082 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.silverwheaton.com.

Silver Wheaton is the only mining company with 100% of its revenue from silver production.  Silver Wheaton is debt-free, unhedged and well positioned for further growth.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com